John Hunt

Partner

Direct 617 338 2961

jhunt@sullivanlaw.com

July 22, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ashley Vroman-Lee
Kenneth Ellington

Re:	Pear Tree Funds
File Nos. 333-257213

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).   On July 1, 2021 and July 19, 2021, the Staff of the Division of Investment Management provided us with certain oral comments to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”), relating to the proposed reorganization (the "Reorganization") of Essex Environmental Opportunities Fund (the "Target Fund"), a series of Unified Series Trust (the “Target Trust”), into Pear Tree Essex Environmental Opportunities Fund (the "Acquiring Fund"), a newly formed series of the Registrant.  As described in the Combined Proxy Statement and Prospectus included in the Registration Statement (the “Proxy Statement/Prospectus”), if Target Fund shareholders approve the Reorganization as proposed, shareholders of the Target Fund would become shareholders of the Acquiring Fund.  We are responding on behalf of the Registrant to the Staff’s comments.

Each of the Staff’s comments is presented below in italics.  The Registrant’s response follows in regular type. Except as otherwise provided in this letter, capitalized terms have the meanings set forth in the Proxy Statement/Prospectus.

Accounting Comments

1.	On page 10, to the question “Who is paying for the expenses related to the Special Meeting and the Reorganization,” please disclose the estimated cost Pear Tree is expected to pay.

U.S. Securities and Exchange Commission

July 22, 2021

The Registrant respectfully declines to make the change as requested, noting that the requested disclosure is not required by the 1940 Act or any rule thereunder. Registrant further notes that Essex Investment Management Company, LLC will now be paying a portion of the costs of the Special Meeting and the Registration Statement has been updated accordingly.

2.	On page 10, to the question “Who is paying for the expenses related to the Special Meeting and the Reorganization,” please elaborate on the adverse tax consequences contemplated by the current disclosure and the likelihood of those adverse tax consequences occurring.

The Registrant has removed the qualification to the payment of expenses associated with the Reorganization, Special Meeting, and solicitation of proxies.

3.	Conform the disclosure in the Proxy Statement/Prospectus to conform to the Registrant’s responses to the two immediately preceding comments.

The Registrant has made the changes as requested.

4.	On page 18, “1. Proposal – To Approve the Agreement and Plan of Reorganization – B. Comparison of Fee Table and Example,” identify Acquiring Fund expenses as pro forma.

The Registrant has made the change as requested.

5.	On page 18, “1. Proposal – To Approve the Agreement and Plan of Reorganization – B. Comparison of Fee Table and Example,” please update the expenses in the fee table for each of Institutional and Investor shares to reflect the expense ratios of the Target Fund as of the end of the semi-annual period.

The Registrant has made the change as requested.

6.	On page 18, “1. Proposal – To Approve the Agreement and Plan of Reorganization – B. Comparison of Fee Table and Example,” please confirm that any potential recoupment of expenses is accurately reflected in the pro forma fee tables for the Acquiring Fund.

The Registrant confirms that the pro forma fee tables accurately reflect any potential recoupment of expenses, noting that the Registrant believes that there is unlikely to be any recoupment of expenses.

7.	On page 35, “4. Federal Income Tax Consequences,” disclose the dollar amounts and expiration dates of any capital loss carryforwards.

The Registrant has made the change as requested.

8.	On page 35, “7. Capitalization,” update the table as of a date within thirty days of the date of filing a definitive combined proxy statement and prospectus.

U.S. Securities and Exchange Commission

July 22, 2021

The Registrant has made the change as requested.

9.	In Appendix C to the Combined Proxy Statement and Prospectus, include in the financial highlights for the Target Fund the unaudited financial highlights for the 6-month period ended February 28, 2021.

The Registrant has made the change as requested.

10.	On page SAI-58, “Financial Statements,” include narrative disclosure describing any material differences in the accounting policies of the Target Fund and the Registrant in conformity of Regulation S-X, Art. 6-11(d)(1)(iii). If there are no material differences, so state.

The Registrant has made the change as requested.

11.	Confirm in correspondence and in the Proxy Statement/Prospectus that for accounting purposes, the Target Fund will be the surviving entity.

The Registrant confirms that for accounting purposes, the Target Fund will be the surviving entity. The Registrant has made the change as requested.

Disclosure Comments

1.       On the cover page, there is reference to Class R6 shares being registered but there was no series identifier established with the filing.

The Registrant has removed the reference to Class R6 shares. The Registrant confirms that no Class R6 shares are being registered in connection with the Reorganization.

2.       In the second sentence of the second paragraph in the shareholder letter, it states that “The Target Fund would then liquidate, distributing the Target Fund Shares to its shareholders. Please correct this statement to reflect that it would be the Acquiring Fund Shares that would be distributed to shareholders.

The Registrant has made the change as requested.

3.       Please remove the paragraph at the bottom of the second page in the shareholder letter.

The Registrant has made the change as requested.

4.       In the third sentence of the second paragraph for the first question in “Questions and Answers,” it states that “[t]he Target Fund would then liquidate, distributing the Target Fund Shares to its shareholders.” Please correct this statement to reflect that it is Acquiring Fund Shares that are to be distributed to shareholders.

U.S. Securities and Exchange Commission

July 22, 2021

The Registrant has made the change as requested.

5.       In the fourth sentence for the second question in the “Questions and Answers,” section, it states that “while Essex is currently subsidizing the Target Fund, it cannot continue to do so over the long term”. Please explain what is meant by “currently subsidizing”.

The Registrant has made the change as requested, and revised as follows:

“while Essex is providing a fee waiver and expense limitation agreement for the Target Fund, it cannot continue to do so in the long run.”

6.       In the seventh sentence for the second question in “Questions and Answers,” it states that “the Target Fund Board generally agreed and now recommends that you approve the Reorganization”. Please explain what “generally” means and what the Board did not agree with or alternatively remove “generally” if the Board did agree.

The Registrant has revised to remove “generally”.

7.       In the second sentence for the seventh question in “Questions and Answers,” it states that the total operating expenses of the Acquiring Fund are estimated to be “in line with” the operating expenses of the Target Fund at current expense levels. Please revise to state whether the expenses are higher, lower, or the same.

The Registrant has made the change as requested.

8.       In the seventh question in “Questions and Answers,” it states that amounts recouped by Pear Tree pursuant to the expense reimbursement or fee waiver agreement with respect to the Acquiring Fund will be paid over to Essex. Please note that the Staff’s position is that any recoupments must be paid directly from the Acquiring Fund to Essex and may not be paid to Pear Tree, even if they are then immediately paid over to Essex. Please confirm the arrangement.

The Registrant agrees to revise the expense reimbursement agreement such that each of Pear Tree, Essex and the Acquiring Fund are parties and in that agreement, Pear Tree assigns to Essex its rights to receive any recoupment amounts. As a result, consistent with the Staff’s position, any amounts to be recouped would be paid directly from the Acquiring Fund to Essex.

9.       In the second to last sentence in the seventh question in “Questions and Answers,” it states that “Pear Tree expects to increase the size of the Fund to generate additional economies of scale”. Please revise so that this is not written as a guarantee or remove the sentence.

The Registrant has made the change as requested:

“Pear Tree believes it may be able to increase…”

10.       Please note that any documents incorporated by reference into the Proxy Statement/Prospectus must include the documents 1933 Act file number and also be in compliance with Rule 411 of the 1933 Act.

U.S. Securities and Exchange Commission

July 22, 2021

The Registrant has made the change as requested.

11.       Please explain the significant differences between “Other Expenses” for the Target Fund and the Acquiring Fund.

The Registrant has made the change as requested.

12.       In footnote 5 to the Institutional Shares fee table and footnote 4 to the Ordinary Shares fee table, it states that amounts recouped by Pear Tree pursuant to the expense reimbursement or fee waiver agreement with respect to the Acquiring Fund would be paid over to Essex. Please note that the Staff’s position is that any recoupments must be paid directly from the Fund to Essex and cannot go through Pear Tree. Please confirm the arrangement.

Please see Registrant’s response to Comment 8.

13.       Please note that any documents incorporated by reference into the Statement of Additional Information must include the documents 1933 Act file number and also be in compliance with Rule 411 of the 1933 Act.

The Registrant has made the change as requested.

* * *

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt